UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gamida cell ltd.
(Name of Issuer)
ordinary shares, par value nis 0.01 per share
(Title of Class of Securities)
M47364100
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M47364100
(1) Names of Reporting Persons.
Gabriel Capital Management Ltd.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	2,158,093*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	2,158,093*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,158,093*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	6.3%*
(12) Type of Reporting Person (See Instructions) IA

* See Item 4 for additional information.

CUSIP NO. M47364100
(1) Names of Reporting Persons.
Gabriel Leibler
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Israel
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	36,196*
	(6) Shared Voting Power	0*
	(7) Sole Dispositive Power	36,196*
	(8) Shared Dispositive Power	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	36,196*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	0.1%*
(12) Type of Reporting Person (See Instructions) IN

* See Item 4 for additional information. Represents an exit filing with respect to Mr. Leibler.

Item 1(a). Name Of Issuer
Gamida Cell Ltd. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
5 Nahum Heftsadie Street Givaat Shaul, Jerusalem 91340 Israel
Item 2(a). Name of Person Filing

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Gabriel Capital Management Ltd., a company organized under the laws of Israel (“GCM”) and (ii) Gabriel Leibler (“Mr. Leibler” and, together with GCM, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence
The address for the Reporting Persons is: Jerusalem Technology Park – Malcha Derech Agudat Sport HaPo’el 1, Building 1, Entrance B, 4th Floor, Jerusalem, Israel.

Item 2(c). Citizenship
GCM is organized under the laws of Israel. Mr. Leibler is an Israeli citizen.
Item 2(d). Title of Class of Securities
Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”).
Item 2(e). CUSIP No.
M47364100

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to GCM is as follows:
(a) Amount Beneficially Owned:	2,158,093*
(b) Percent of Class:	6.3%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0*
(ii) Shared power to vote or to direct the vote:	2,158,093*
(iii) Sole power to dispose or to direct the disposition of:	0*
(iv) Shared power to dispose or to direct the disposition of:	2,158,093*

As reported in the cover pages to this report, the ownership information with respect to Mr. Leibler is as follows:
(a) Amount Beneficially Owned:	36,196*
(b) Percent of Class:	0.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	36,196*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	36,196*
(iv) Shared power to dispose or to direct the disposition of:	0*

* GCM is the management company to certain affiliated funds (collectively, the "Shavit Funds"). Mr. Leibler is the sole shareholder of the sole shareholder of GCM. Decisions regarding the voting and disposition of securities held by the Shavit Funds are subject to approval by certain internal investment committees comprising three or more individuals, of which Mr. Leibler is a member. As of December 31, 2019, the Shavit Funds held in the aggregate 1,765,168 Ordinary Shares and warrants to purchase up to 392,925 Ordinary Shares. GCM may be deemed to beneficially own such securities held by the Shavit Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Leibler disclaims beneficial ownership of any such securities held by the Shavit Funds.

In addition, as of December 31, 2019, Mr. Leibler separately held 10,000 Ordinary Shares and warrants to purchase up to 26,196 Ordinary Shares. Pursuant to Rule 13d-4 under the Act, each of GCM and each of the Shavit Funds disclaims beneficial ownership of any such securities held separately by Mr. Leibler.

The reported beneficial ownership percentage is based upon approximately 33,667,326 Ordinary Shares of the Company, issued and outstanding as of September 30, 2019, based on information reported by the Company in its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 14, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]*

* Represents an exit filing solely with respect to Mr. Leibler.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

GABRIEL CAPITAL MANAGEMENT LTD.

By:	/s/ Gabriel Leibler
Name: Gabriel Leibler
Title: Sole Director and Shareholder

/s/ Gabriel Leibler
Name: Gabriel Leibler

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of February 14, 2019, by and between Gabriel Capital Management Ltd. and Gabriel Leibler (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2019).